
Mailstop 3233

April 10, 2017

Via E-Mail
Mr. Eric M. Russell
Chief Financial Officer
RREEF Property Trust, Inc.
345 Park Avenue, 26th Floor
New York, NY 10154

> **Re: RREEF Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 000-55598**

Dear Mr. Russell:

We have reviewed your April 3, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Consolidated Financial Statements, page F-1

1.   We note your response to our comment from our letter dated March 17, 2017. In your response you indicate that you determined your classes of common stock do not have different distribution rates. In arriving at this conclusion, your response states that various trailing fees are borne by the stockholder and are not items of expense to the Issuer. Please clarify for us how you determined these trailing fees are borne by the stockholder. Your response should include, but not be limited to:

- a summary of the material terms of, and the parties to, any dealer manager agreements or any other contractual arrangements that create a trailing fee.

- an explanation of how the trailing fees are paid if you do not pay a distribution that equals or exceeds the amount of the trailing fees.
- further clarification on whether there are any situations where the trailing fees could become an obligation of the Issuer.

You may contact Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities